Ecopetrol Announces the Nomination of Candidates for Seats 7, 8 and 9 and the Formalization of the Slate of Candidates for the Board of Directors of Ecopetrol S.A.

Bogotá, August 28, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Ministry of Finance and Public Credit, acting on behalf of the Nation and in its capacity as the Company's majority shareholder, has requested that an extraordinary shareholders' meeting be convened for the purpose of considering and deciding upon, among other matters, the slate of candidates for the Company's Board of Directors.

With respect to seats 7, 8, and 9 of the slate, Ecopetrol reports the following:

1.	Pursuant to the third paragraph of Article 20 of the Company's Bylaws, Mr. César Eduardo Loza Arenas has been nominated as candidate for seat 7. Mr. Loza Arenas was previously elected by the employees of Ecopetrol S.A. in accordance with the procedure established by the Company.

2.	Pursuant to subsections (a) and (b) of the fourth paragraph of Article 20 of the Company's Bylaws, and in accordance with the Nation's Declaration:

a.	The representatives of the hydrocarbon-producing departments in which Ecopetrol operates have reaffirmed the nomination of Mr. Ricardo Rodríguez Yee as candidate for seat 8.
b.	The representatives of the minority shareholders holding the largest equity interests have reaffirmed the nomination of Mr. Luis Felipe Henao Cardona as candidate for seat 9.

Ecopetrol further reports that all applicable corporate procedures have been completed, thereby formalizing the Nation's slate of candidates for the Company's Board of Directors. This slate will be submitted for consideration at the Company's forthcoming shareholders' meeting, notice of which has been published through this same channel.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co